T3 SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash	$	241,770
Commissions receivable		28,009
Other assets		4,492
Total assets	$	274,271
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	34,715
Total liabilities		34,715
Stockholder's Equity		
Common stock, No par value; Authorized, issued and oustanding 100 shares		100
Paid-in capital		5,355,933
Accumulated deficit		(5,116,477)
Total stockholder's equity		239,556
Total liabilities and stockholder's equity	$	274,271

See accompanying notes to financial statement.